EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Amendment, and any amendments hereto, relating to the common stock, par value $0.001 per share, of China Commercial Credit Inc. shall be filed on behalf of the undersigned.

October 13, 2017

Daqin International Business HK Limited

By:	Sole Shareholder DaQin International Business Group Limited,

	By:	/s/ Yang Jie
	Title:	Sole Shareholder

/s/ Yang Jie
Yang Jie

/s/ Xiaohuan Huang
Xiaohuan Huang